UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

14 May 2009

Commission File No. 0-17630

     Transaction in Own Shares

                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Enclosure:  Transaction in Own Shares

14th May 2009

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 13th May 2009 it transferred to a participant in an employee share scheme 11,090 Ordinary Shares at a price of €11.9565 per Ordinary Share.

Following the above transaction, CRH plc holds 15,203,015 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 691,975,425.

Contact
Neil Colgan
Deputy Company Secretary
 Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 14 May 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director